ZEMEX CORPORATION
                  Canada Trust Tower, BCE Place
                   161 Bay Street, Suite 3750
                           P.O. Box 703
                        Toronto, Ontario
                         Canada  M5J 2S1


            NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                          May 13, 1996



To the Shareholders:

Notice is given that the Annual Meeting of Shareholders of  Zemex
Corporation  will be held in Room C, 11th Floor,  Chemical  Bank,
270  Park  Avenue, New York, New York, 10017, on Monday  May  13,
1996 at 11:00 a.m. for the following purposes:

    (i)   to elect nine directors for the ensuing year;
    (ii) to ratify the appointment of independent public auditors; and
   (iii) to transact such other business as may properly come before the meeting.

The Board of Directors has fixed the close of business on March 8, 1996 as the record date for determining shareholders entitled to notice of, and to vote at, the meeting. Only shareholders of record at the close of business on that date are entitled to vote at the meeting.

If you are unable to attend the meeting in person, please sign and date the enclosed proxy and return it promptly in the enclosed envelope, which requires no postage if mailed in the United States. Any person giving a proxy has the power to revoke it at any time prior to its exercise at the meeting. Even though you execute the proxy, you may still vote your stock in person at the meeting. It is important that your stock be represented regardless of the number of shares you may hold.

We hope that you can attend the meeting.



                              By Order of the Board of Directors,



                              Patricia K. Moran
                              Assistant Secretary-Treasurer

March 8, 1996